# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bumble Inc., CIK 0001830043
CUSIP: 12047B105
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1105 West 41st Street, Austin, Texas (TX), 78756
Date of event which requires filing of this statement: 10/12/2026
Amends the filing with accession number 0001193125-21-060681
Filed by CIK 0001842687
Persons authorized to receive notices and communications: Herd Family Office, LLC, Attn: Thomas Neuhoff, PO Box 9340, Tyler, Texas (TX), 75711, (903) 805-2548

## Reporting persons
- Whitney Wolfe Herd (CIK 0001842687): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 22,383,950; shared voting power 239,534; sole dispositive power 22,383,950; shared dispositive power 239,534; aggregate amount beneficially owned 22,623,484 (14.7% of the class); the aggregate amount excludes certain shares
- Beehive Holdings II, LP (CIK 0001845474): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Beehive Holdings III, LP (CIK 0001845549): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 21,230,911; shared voting power 0; sole dispositive power 21,230,911; shared dispositive power 0; aggregate amount beneficially owned 21,230,911 (13.8% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: Bumble Inc.
Address of issuer's principal executive offices: 1105 West 41st Street, Austin, Texas (TX), 78756
Comment: This Amendment No. 5 ("Amendment No. 5") to Schedule 13D relates to shares of Class A common stock, par value $0.01 per share (the "Class A Common Stock"), of Bumble Inc., a Delaware corporation (the "Issuer"), and amends the initial statement on Schedule 13D filed on February 26, 2021, as amended by Amendment No. 1 to the Schedule 13D filed on March 24, 2021, Amendment No. 2 to the Schedule 13D filed on March 8, 2023, Amendment No. 3 to the Schedule 13D filed on August 15, 2025 and Amendment No. 4 to the Schedule 13D filed on November 5, 2025 (as so amended, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 5 shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically amended hereby, items in the Schedule 13D remain unmodified.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

The information set forth below in Item 6 of this Schedule 13D is incorporated by reference into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 131,968,314 shares of Class A Common Stock outstanding as of July 31, 2026, as set forth in the Quarterly Report on Form 10-Q filed by the Issuer on August 6, 2026, plus 10,372 shares of Class A Common Stock issued to Ms. Wolfe Herd pursuant to a vesting of restricted stock units on August 10, 2026, plus 118,808 shares of Class A Common Stock issued to Ms. Wolfe Herd pursuant to a vesting of restricted stock units on September 10, 2026, plus an aggregate of 21,230,911 shares of Class A Common Stock issued to the Reporting Persons upon exchange of Common Units on October 12, 2026 pursuant to the terms of the Exchange Agreement, as adjusted to include 415,311 shares of Class A Common Stock issuable upon exercise of vested options and 36,109 shares of Class A Common Stock issuable upon exercise of options that will vest within 60 days.

The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of October 14, 2026, (a) Beehive Holdings II, LP directly holds vested Incentive Units, which are not presently convertible into any Common Units within 60 days of October 14, 2026 (based on the $3.6826 volume-weighted average price of the Class A Common Stock on October 12, 2026), and one share of Class B Common Stock and (b) Beehive Holdings III, LP directly holds 21,230,911 shares of Class A Common Stock that were issued on October 12, 2026 pursuant to the terms of the Exchange Agreement and one share of Class B Common Stock.

As of October 14, 2026, Ms. Wolfe Herd directly holds 572,439 shares of Class A Common Stock, 129,180 shares underlying restricted stock units that will vest within 60 days from October 14, 2026, 415,311 shares underlying vested options that are exercisable as of October 14, 2026 and 36,109 shares underlying options that will vest within 60 days from October 14, 2026. Ms. Wolfe Herd may also be deemed to have shared investment and voting power over the 100,000 shares of Class A Common Stock held directly by her spouse, 23,255 shares of Class A Common Stock held directly by a trust, of which Ms. Wolfe Herd's spouse is the trustee, and 116,279 shares of Class A Common Stock held in a foundation over which Ms. Wolfe Herd's spouse may be deemed to have shared voting and dispositive power.

In general, each share of Class A Common Stock entitles its holder to one vote on all matters on which Issuer stockholders are entitled to vote generally. Notwithstanding the foregoing, unless they elect otherwise, each of the Beehive Entities is entitled to outsized voting rights as follows. Until the High Vote Termination Date (as defined below), each share of Class A Common Stock held by them, if any, entitles such person to ten votes. "High Vote Termination Date" means the earlier to occur of (i) seven years from the closing of the Issuer's initial public offering and (ii) the date the parties to the Stockholders Agreement, dated as of February 10, 2021, by and among the Issuer and each other person party from time to time thereto (the "Stockholders Agreement"), cease to own in the aggregate 7.5% of the outstanding shares of Class A Common Stock, assuming exchange of all Common Units. The Class A Common Stock held by Ms. Wolfe Herd's spouse and the trust and foundation described above are entitled to one vote per share. Shares of Class B Common Stock have no economic rights and entitle the holder thereof to a number of votes based on the number of Common Units held by such holder. Following the exchange of the Reporting Persons' Common Units for Class A Common Stock on October 12, 2026, the Reporting Persons' shares of Class B Common Stock have no voting rights.

The general partner of Beehive Holdings II, LP is Beehive Holdings Management II, LLC. The general partner of Beehive Holdings III, LP is Beehive Holdings Management III, LLC. Ms. Wolfe Herd is the sole member of Beehive Holdings Management II, LLC and Beehive Holdings Management III, LLC.

By virtue of the Stockholders Agreement, the Reporting Persons and affiliates of The Blackstone Group Inc. ("Blackstone") are deemed to be members of a group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Blackstone and its affiliates are filing a separate Schedule 13D to report the Class A Common Stock that they may be deemed to beneficially own. As of October 14, 2026, collectively, the Reporting Persons and Blackstone and its affiliates may be deemed to beneficially own in the aggregate 38,524,694 shares of Class A Common Stock, representing 25.1% of the Class A Common Stock, which does not include any shares related to the Incentive Units held by Beehive Holdings II, LP, as no Common Units would be deliverable if Beehive Holdings II, LP were to convert such units as of October 14, 2026 (based on the $3.6826 volume-weighted average price of the Class A Common Stock on October 12, 2026).
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

Except as set forth in this Amendment No. 5, none of the Reporting Persons has effected any transaction in Class A Common Stock during the past 60 days.

On September 10, 2026, Ms. Wolfe Herd satisfied tax liability through the Issuer's withholding of 46,752 shares of Class A Common Stock incident to the vesting of restricted stock units. As noted above, on October 12, 2026, the Reporting Persons exchanged 21,230,911 Common Units for 21,230,911 shares of Class A Common Stock pursuant to the terms of the Exchange Agreement.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented with the following:

On October 12, 2026, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), among the Issuer, Buzz Holdings L.P. ("Opco"), Ithaca Holdco, Inc. ("Ithaca"), Oak Merger Sub 1, Inc. ("Merger Sub 1") and Oak Merger Sub 2, LLC ("Merger Sub 2"). Pursuant to the terms of the Merger Agreement, each share of Class A Common Stock outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) (other than dissenting shares, cancelled shares or Rollover Shares (as defined below) exchanged pursuant to the Rollover Agreement (as defined below)) will be converted into the right to receive $6.05 in cash.

In connection with the Merger Agreement, Whitney Wolfe Herd and Beehive Holdings III, LP (the "Rollover Shareholders") entered into a Rollover Agreement, dated as of October 12, 2026 (the "Rollover Agreement"). Pursuant to the terms and subject to the conditions of the Rollover Agreement, immediately prior to the Effective Time on the closing date of the Mergers, the Rollover Shareholders will transfer at least 10,900,000 shares of Class A Common Stock, which represent approximately 50% of the Rollover Shareholders' Class A Common Stock (the "Rollover Shares") to Oak Topco, Inc., a Delaware corporation and wholly owned subsidiary of Ithaca ("Topco"), in exchange for a corresponding number of shares of common stock of Topco (based on the Merger Consideration) (the "Acquired Securities"). The total number of Rollover Shares is subject to adjustment in accordance with the terms of the Rollover Agreement; provided that the final aggregate number of Rollover Shares cannot be less than 10,900,000 shares of Class A Common Stock, which represents approximately 50% of the Rollover Shareholders' Class A Common Stock as of the date of the Rollover Agreement. As a result, the Rollover Shareholders will not receive the Merger Consideration (as defined in the Merger Agreement) for Rollover Shares exchanged for Acquired Securities in accordance with the terms of the Rollover Agreement. All shares of Class A Common Stock and Vested Company RSUs (as defined in the Merger Agreement) held by the Rollover Shareholders other than the Rollover Shares will be converted into the right to receive $6.05 in cash per share in accordance with the terms of the Merger Agreement.

As part of the Rollover Agreement, the Rollover Shareholders agreed that prior to the earlier of the consummation of the transactions contemplated by the Rollover Agreement and the valid termination of the Rollover Agreement, the Rollover Shareholders will not (a) transfer or assign the Rollover Agreement, or any interest therein (or the right to receive the Acquired Securities), (b) sell, transfer, pledge, encumber or otherwise dispose of any Rollover Shares or enter into any other agreement to do the foregoing or (c) grant any proxies, deposit any Rollover Shares into a voting trust or enter into any other voting agreement with respect to the Rollover Shares owned by such Rollover Shareholder, in each case subject to certain exceptions set forth in the Rollover Agreement.

The above description of the Rollover Agreement is qualified in its entirety by reference to the terms of the Rollover Agreement, a copy of which is filed as Exhibit J to this Schedule 13D and incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit J Rollover Agreement, dated as of October 12, 2026

## Signatures
- Whitney Wolfe Herd: /s/ Whitney Wolfe Herd, Whitney Wolfe Herd (10/14/2026)
- Beehive Holdings II, LP: /s/ Whitney Wolfe Herd, By: Beehive Holdings Management II, LLC, its general partner, By: Whitney Wolfe Herd, Sole Member (10/14/2026)
- Beehive Holdings III, LP: /s/ Whitney Wolfe Herd, By: Beehive Holdings Management III, LLC, its general partner, By: Whitney Wolfe Herd, Sole Member (10/14/2026)